LIVEREEL MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2016

Prepared as at March 1, 2017

Index

Overview	3
Summary of Results	3
Number of Common Shares	4

Business Environment	4
Risk Factors	4
Forward Looking Statements	7
Business Plan and Strategy	7

Results of Operations	9

Liquidity and Capital Resources	10
Working Capital	10
Key Contractual Obligations	11
Off Balance Sheet Arrangements	11

Transactions with Related Parties	11

Financial and Derivative Instruments	11

Critical Accounting Estimates	11

Evaluation of Disclosure Controls and Procedures	12

Outlook	12
Current Outlook	12

Public Securities Filings	12

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of LiveReel Media Corporation for the three and six months ended December 31, 2016 should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and six months ended December 31, 2016. The financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The management discussion and analysis is prepared by management as at March 1, 2017.

In this report, the words “us”, “we” “our”, the “Company” and “LiveReel” have the same meaning unless otherwise stated and refer to LiveReel Media Corporation and its subsidiaries.

Overview

Summary of Results

LiveReel Media Corporation (the “Company”) is an entertainment company focused on the identification and evaluation of other assets or businesses for purchase, both within and outside of the film industry. The Company’s registered office is 70 York Street, Suite 1610, Toronto, ON, M5J 1S9.

On September 17, 2012, the Company entered into an unsecured loan agreement with Billidan Family Trust, a related party to the Company's former largest shareholder, in the aggregate principal amount of $25,000.  The loan had a term of 12 months ending September 17, 2013, accrued interest at 12% per annum until maturity, and could be prepaid at any time upon payment of a penalty of $2,000. This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.
On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference”), at the time an arms’ length party, in the aggregate principal amount of $50,000. The loan had a term of twelve months maturing December 19, 2013, accrued interest at 12% per annum until maturity, and could be prepaid at any time without notice or penalty. On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis. On March 10, 2015, the loans payable owing to Difference were fully settled in a transaction by entities related to the Company.

On March 22, 2013, Difference, at the time the Company’s largest shareholder, entered into an unsecured loan agreement in the aggregate principal amount of $150,000. The loan had a term of twelve months maturing March 22, 2014, accrued interest at 12% per annum until maturity, and would be prepaid at any time without notice or penalty. On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis. On March 10, 2015, the loans payable owing to Difference were fully settled in a transaction by entities related to the Company.

Following the change of control of the Company, the Company announced the appointment of Michael Wekerle and Henry Kneis who joined the board of directors following the resignation of Janice Barone and Diana van Vliet and at later date, Jason Meretsky. Jason Meretsky, the Company’s Chief Executive Officer resigned and was replaced by Michael Wekerle. Steve Wilson, the Company’s Chief Financial Officer resigned and was replaced by Henry Kneis.

On March 22, 2013, Difference Capital entered into five separate stock purchase agreements with arms-length third parties whereby it acquired 20,648,150 common shares in the capital of the Company, representing approximately 87.8% of the issued and outstanding voting securities of the Company on a fully-diluted basis.

On May 28, 2014, the Company extended the term of its loans with Difference Capital to provide that such loans now mature on a demand basis.

On March 10, 2015, the existing board consisting of Michael Wekerle, Henry Kneis and Thomas Astle resigned as members of the board of directors and were replaced with J. Graham Simmonds, Ashish Kapoor and Henry J. Kloepper. Mr. Wekerle resigned as Chief Executive Officer and was replaced by J. Graham Simmonds. Mr. Kneis, the Corporation's Chief Financial Officer resigned and was replaced by Ashish Kapoor who was also appointed Secretary.

On March 10, 2015, the loans payable of $200,000 and accrued interest of $49,825 and other related party advances in the amount of $124,822 owing to Difference, were fully settled with the issuance of $374,647 in related party notes payable (the “Notes Payable”) to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

The Board currently consists of three directors, Henry J. Kloepper, J. Graham Simmonds and Ashish Kapoor.

The following table summarizes financial information for the 2nd quarter of fiscal 2017 and the preceding seven quarters:

Quarter Ended	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,
Fiscal Year	2017	2017	2016	2016	2016	2016	2015	2015
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Earnings (Loss) from continuing operations	(19,391)	(20,902)	(15,936)	(15,826)	(17,360)	(24,590)	(36,056)	(15,210)
Net loss per share – basic and diluted	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Refer to the Results of Operations section for further analysis of income and expenses during the three and six months ended December 31, 2016.

Number of Common Shares

There were 23,521,744 common shares issued and outstanding as of December 31, 2016, and March 1, 2017, being the date of this report. There were no options or warrants outstanding as of December 31, 2016, and March 1, 2017, the date of this report.
A total of 18,767,200 shares issued are subject to resale restrictions under U.S. securities laws.
Business Environment

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of our operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

THE COMPANY HAS AN UNSUCCESSFUL OPERATING HISTORY

Since March 1997, when it was incorporated in Ontario, Canada by amalgamating with two other Ontario entities, the Company has no significant revenues or earnings from operations since its incorporation. The Company has operated at a loss to date and in all likelihood will continue to sustain operating losses in the foreseeable future. There is no assurance that the Company will ever be profitable.
INVESTMENT STRATEGY
The controlling shareholders of the Company changed in March 2015 and a new Board of Directors were appointed. The Company has focused its efforts on identifying for purchase other active business interests, both within and outside of the film industry. The Company has not yet identified or selected any additional specific investment opportunity or business. Accordingly, there is no current basis for the reader to evaluate the possible merits or risks of the investment opportunity which we may ultimately decide to pursue.
THE COMPANY'S COMMON SHARES ARE CONSIDERED TO BE PENNY STOCK, WHICH MAY ADVERSELY AFFECT THE LIQUIDITY OF ITS COMMON SHARES
The capital stock of the Company would be classified as “penny stock” as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”).  In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks.  In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker’s or dealer’s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) define significant terms used in the disclosure document or the conduct of trading in penny stocks.  In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares.  The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

MARKET PRICE FOR THE COMPANY'S COMMON SHARES HAS BEEN VOLATILE IN THE PAST AND MAY DECLINE IN THE FUTURE

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly small-cap companies like ours, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Our shares may continue to experience significant market price and volume fluctuations in the future in response to factors, which are beyond our control.

THE COMPANY MAY NOT BE ABLE TO RAISE ADDITIONAL FINANCING TO MEET CURRENT OPERATING NEEDS AND IMPLEMENT ITS NEW BUSINESS STRATEGY
The Company continues to review different investment opportunities both inside and outside of the film industry. If the Company is unable to achieve revenue or obtain financing and cannot pay its debts as they become due, it may be forced to solicit a buyer or be forced into bankruptcy by its creditors.

DIVIDENDS

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.
DILUTION
The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key consultants options to purchase the Company's Common Shares as non-cash incentives to those people. Such options may be granted at exercise prices equal to market prices at a time when the public market is depressed or at exercise prices which may be substantially lower than the market prices. To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.
The Company is currently without a source of revenue and therefore is not able to adequately cover its operating costs. The Company will most likely be required to issue additional securities to finance its operations and may also issue substantial additional securities to finance the development of any or all of its projects. These actions will cause further dilution of the interests of the existing shareholders.
SHARES ELIGIBLE FOR FUTURE SALE MAY DEPRESS OUR STOCK PRICE
At December 31, 2016, the Company had 23,521,744 shares of common stock outstanding of which approximately 18,767,200 are restricted securities under Rule 144 promulgated under the Securities Act.
Sales of shares of common stock pursuant to an effective registration statement or under Rule 144 or another exemption under the US Securities Act could have a material adverse effect on the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.
YOUR RIGHTS AND RESPONSIBILITIES AS A SHAREHOLDER WILL BE GOVERNED BY CANADIAN LAW AND DIFFER IN SOME RESPECTS FROM THE RIGHTS AND RESPONSIBILITIES UNDER U.S. LAW

The Company is incorporated under Canadian law. The rights and responsibilities of holders of our shares are governed by our Articles and By-Laws and by Canadian law. These rights and responsibilities may differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.

CHANGING REGULATIONS OF CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE CAN CAUSE ADDITIONAL EXPENSES AND FAILURE TO COMPLY MAY ADVERSELY AFFECT OUR REPUTATION AND THE VALUE OF OUR SECURITIES

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and new and changing provisions of Canadian securities laws, are creating uncertainty because of the lack of specificity and varying interpretations of the rules. As a result, the application of the rules may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. The Company is committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Any failure to comply with applicable laws may materially adversely affect its reputation and the value of its securities.

Forward Looking Statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:
●
our lack of substantial operating history;
●
the impact of competition; and
●
the enforceability of legal rights.

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in the Management Discussion and Analysis for the fiscal 2014 year, a copy of which has been filed on EDGAR and SEDAR. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Plan and Strategy

The Company’s business plan continued to evolve. During most of fiscal 2007 and 2008, management focused on the financing and distribution of feature films. However, in fiscal 2007, management also received board of director approval to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders. Management is not limited to any particular industry or type of business with respect to what it considers as investment opportunities.

The Company is an entertainment company focused on the identification and evaluation of other assets or businesses for purchase, both within and outside of the film industry. The Company’s registered office is 70 York Street, Suite 1610, Toronto, ON, M5J 1S9.

On September 17, 2012, the Company entered into an unsecured loan agreement with Billidan Family Trust, a related party to the Company's former largest shareholder, in the aggregate principal amount of $25,000.  The loan had a term of 12 months ending September 17, 2013, accrued interest at 12% per annum until maturity, and could be prepaid at any time upon payment of a penalty of $2,000. This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference”), at the time an arms’ length party, in the aggregate principal amount of $50,000. The loan had a term of twelve months maturing December 19, 2013, accrued interest at 12% per annum until maturity, and could be prepaid at any time without notice or penalty. On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis. On March 10, 2015, the loans payable owing to Difference were fully settled in a transaction by entities related to the Company.

On March 22, 2013, Difference, at the time the Company’s largest shareholder, entered into an unsecured loan agreement in the aggregate principal amount of $150,000. The loan had a term of twelve months maturing March 22, 2014, accrued interest at 12% per annum until maturity, and would be prepaid at any time without notice or penalty. On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis. On March 10, 2015, the loans payable owing to Difference were fully settled in a transaction by entities related to the Company.

Following the change of control of the Company, the Company announced the appointment of Michael Wekerle and Henry Kneis who joined the board of directors following the resignation of Janice Barone and Diana van Vliet and at later date, Jason Meretsky. Jason Meretsky, the Company’s Chief Executive Officer resigned and was replaced by Michael Wekerle. Steve Wilson, the Company’s Chief Financial Officer resigned and was replaced by Henry Kneis.

On March 22, 2013, Difference Capital entered into five separate stock purchase agreements with arms-length third parties whereby it acquired 20,648,150 common shares in the capital of the Company, representing approximately 87.8% of the issued and outstanding voting securities of the Company on a fully-diluted basis.

On May 28, 2014, the Company extended the term of its loans with Difference Capital to provide that such loans now mature on a demand basis.

On March 10, 2015, the existing board consisting of Michael Wekerle, Henry Kneis and Thomas Astle resigned as members of the board of directors and were replaced with J. Graham Simmonds, Ashish Kapoor and Henry J. Kloepper. Mr. Wekerle resigned as Chief Executive Officer and was replaced by J. Graham Simmonds. Mr. Kneis, the Corporation's Chief Financial Officer resigned and was replaced by Ashish Kapoor who was also appointed Secretary.

On March 10, 2015, the loans payable of $200,000 and accrued interest of $49,825 and other related party advances in the amount of $124,822 owing to Difference, were fully settled with the issuance of $374,647 in related party notes payable (the “Notes Payable”) to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

The Board currently consists of three directors, Henry J. Kloepper, J. Graham Simmonds and Ashish Kapoor.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.

Results of Operations

	Three Months Ended December 31, 2016	Three Months Ended December 31, 2015	Six Months Ended December 31, 2016	Six Months Ended December 31, 2015
	$	$	$	$
Revenue	-	-	-	-
Expenses	(19,391)	(21,957)	(40,293)	(53,027)
Net loss for period	(19,391)	(21,957)	(40,293)	(53,027)
Net loss per share	(0.001)	(0.001)	(0.002)	(0.002)

Overview

The following were the key events during the three and six months ended December 31, 2016:

The Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry. Operating expenses incurred during the three and six months ended December 31, 2016 were primarily from professional fees, shareholder information costs in connection with the Company’s public filings and financing costs related to the related party notes payable.

During the three and six month period ended December 31, 2016, the Company accrued interest of $13,712 and $26,983 respectively (2015 - $12,152 and $23,907) on loans due to related parties.

During the three and six month period ended December 31, 2016, the Company received $1,359 (2015 - $9,926) in advances from related parties, for working capital purposes.

During the three month period ended December 31, 2015, the Company expensed $5,500 in fees payable to a related entity for accounting and consulting services.

The following were the key events during the three and six month period ended December 31, 2015:

The Company was focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry. Operating expenses incurred during the quarter were primarily from professional fees, shareholder information costs in connection with the Company’s public filings, annual general meeting preparation and other corporate matters and financing costs related to the short term loan and related party notes payable.

Revenue

The Company had no revenue during the three and six month periods ended December 31, 2016 and 2015.

Expenses

The overall analysis of the expenses is as follows:
	Three Months Ended December 31, 2016	Three Months Ended December 31, 2015	Six Months Ended December 31, 2016	Six Months Ended December 31, 2015
	$	$	$	$
Legal and professional fees	1,500	3,750	3,750	10,000
Shareholders information	3,939	6,055	9,320	13,620
Office and general	240	-	240	5,500
Financing costs	13,712	12,152	26,983	23,907
	(19,391)	(21,957)	(40,293)	(53,027)

Legal and Professional Fees

Legal and professional fees during the three and six months ended December 31, 2016 were $1,500 and $3,750 respectively, compared to $3,750 and $10,000 for the three and six months ended December 31, 2015. Professional fees consisted primarily of legal and audit fees and accruals for assistance in the review of the Company’s public filings, annual general meeting preparation and other corporate matters. The decrease in legal and professional fees during the three months ended December 31, 2016 was due to an over accrual of professional fees in 2015.

Shareholder Information

Shareholder information costs during the three and six months ended December 31, 2016 were $3,939 and $9,320 respectively, compared to $6,055 and $13,620 for the three and six months ended December 31, 2015. Shareholder information costs for the three and six months ended December 31, 2016 and 2015 comprised of annual general meeting accruals, transfer agent fees and related filing fees. The decrease in fees is due to the Company no longer outsourcing its filings.

Office and General
Office and general costs during the three and six months ended December 31, 2016 were $240 and $240 respectively, compared to $nil and $5,500 for the three and six months ended December 31, 2015. Office and general costs for the six months ended December 31, 2015 comprised of consulting fees charged by a related party for administrative services. The decrease in office and general costs were the result of outsourced accounting and administrative services being performed by a related party at no charge.

Financing Costs

During the three and six months ended December 31, 2016, the Company accrued interest of $13,712 and $26,983 respectively, on loans due to related parties as compared to $12,152 and $23,907 for the three and six months ended December 31, 2015.

Liquidity and Capital Resources

Working Capital

As at December 31, 2016, the Company had a net working capital deficit of $578,364 compared to a working capital deficit position of $538,071 as at June 30, 2016. HST receivable as at December 31, 2016 was $4,995 compared to $3,639 as at June 30, 2016.

With the continued financial support from the Company’s related parties, the Company believes it will able to meet its cash requirements in the upcoming fiscal year.

Key Contractual Obligations

Other than the related party Notes Payable, there are no key contractual obligations as at December 31, 2016.

Off Balance Sheet Arrangements

As at December 31, 2016, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the six month period ended December 31, 2016 and 2015 and balances as at that date, not disclosed elsewhere in the consolidated financial statements are:

a)
During the three and six month period ended December 31, 2016, the Company accrued interest of $13,712 and $26,983 respectively (2015 - $12,152 and $23,907) on loans due to related parties, see note 7;

b)
During the three and six month period ended December 31, 2016, the Company received $1,359 (2015 - $9,926) in advances from related parties, for working capital purposes; and

c)
During the three month period ended December 31, 2015, the Company expensed $5,500 in fees payable to a related entity for accounting and consulting services.

Financial and Derivative Instruments

The Company’s excess cash, if any, is held at a Canadian chartered bank and bears interest at various rates on monthly balances.

Credit risk is minimized as all cash amounts are held with a large bank, which have acceptable credit ratings determined by a recognized rating agency.

The carrying value of cash, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair values due to the short-term maturities of these instruments.

The Company never entered into and did not have at the end of the three month period ended December 31, 2016 any foreign currency hedge contracts.

Critical Accounting Estimates

The Company’s unaudited condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) and their interpretations as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting and do not include all the information required for full annual consolidated financial statements in accordance with IFRS and should be read in conjunction with the audited consolidated financials for the year ended June 30, 2016. The significant accounting policies used by the Company are the same as those disclosed in Note 3 to the Consolidated Financial Statements for the year ended June 30, 2016. Certain accounting policies require that management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our Audit Committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current Outlook

The Company currently has no cash. Its significant debts are with related parties. The Company is relying on its related parties for continued financial support if necessary. Management is taking an active approach to examining business opportunities within and outside of the entertainment industry that could enhance shareholder returns.

Public Securities Filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.gov.